OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES		
Investment banking	$	16,000
Interest		2
Total revenues		16,002
GENERAL AND ADMINISTRATIVE EXPENSES		
Compensation and benefits		18,619
Professional services		17,996
Advertising and marketing		9,698
Licenses and registration		5,135
Occupancy and equipment		4,843
IT, data and communications		3,429
Other operating expenses		5,882
Total expenses		65,602
NET LOSS	$	(49,600)

See accompanying notes.